EXHIBIT 12.1
SYNOVUS FINANCIAL CORP.
RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30, 2018		Years Ended December 31,
(dollars in thousands)			2017		2016		2015		2014		2013
Ratio 1 – Including interest on deposits
Earnings:
Income before income taxes	$403,502		$480,138		$388,450		$358,573		$302,559		$252,628
Fixed charges excluding preferred stock dividends and accretion	142,762		146,511		130,745		126,355		117,001		126,379
Total	$546,264		$626,649		$519,195		$484,928		$419,560		$379,007
Fixed charges:
Interest on deposits	$98,195		$81,325		$64,206		$65,534		$55,179		$64,392
Interest on short-term borrowings	2,744		950		501		168		220		324
Interest on long-term debt	35,492		56,913		58,916		52,942		54,009		54,106
Portion of rents representative of the interest factor (1/3) of expense	6,331		7,323		7,121		7,711		7,593		7,557
Preferred stock dividends and accretion	14,848		10,238		10,238		10,238		10,238		40,830
Total fixed charges including preferred stock dividends and accretion	$157,610		$156,749		$140,982		$136,593		$127,239		$167,209
Ratio of earnings to fixed charges	3.47	x	4.00	x	3.68	x	3.55	x	3.30	x	2.27x
Ratio 2 – Excluding interest on deposits
Earnings:
Income before income taxes	$403,502		$480,138		$388,450		$358,573		$302,559		$252,628
Fixed charges excluding preferred stock dividends and accretion	44,567		65,186		66,539		60,821		61,822		61,987
Total	$448,069		$545,324		$454,989		$419,394		$364,381		$314,615
Fixed charges:
Interest on short-term borrowings	$2,744		$950		$501		$168		$220		$324
Interest on long-term debt	35,492		56,913		58,916		52,942		54,009		54,106
Portion of rents representative of the interest factor (1/3) of expense	6,331		7,323		7,121		7,711		7,593		7,557
Preferred stock dividends and accretion	14,848		10,238		10,238		10,238		10,238		40,830
Total fixed charges including preferred stock dividends and accretion	$59,415		$75,424		$76,776		$71,059		$72,060		$102,817
Ratio of earnings to fixed charges	7.54	x	7.23	x	5.93	x	5.90	x	5.06	x	3.06x